SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

The M Plan (formerly the Myshare Retirement Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE M PLAN (FORMERLY THE MYSHARE RETIREMENT PLAN) ARE BEING FILED HEREWITH:

Description	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE-

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

The M Plan

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our 2003 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    Deloitte & Touche LLP

New York, New York

May 28, 2004

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value	$27,926,885	$20,833,959

Receivables:
Employer contributions	1,617,031	1,640,670
Employee contributions	—	63,426
Accrued investment income	7,197	19,766

Total receivables	1,624,228	1,723,862

Total assets	29,551,113	22,557,821

LIABILITIES:
Accrued administrative expenses	2,503	2,496
Return of excess employee contributions	6,711	53,412

Total liabilities	9,214	55,908

NET ASSETS AVAILABLE FOR BENEFITS	$29,541,899	$22,501,913

See notes to financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

Contributions:
Participant contributions	$1,826,079
Employer contributions	2,207,789
Rollover contributions	97,991

Total contributions	4,131,859

Investment income:
Net appreciation in fair value of investments	3,329,842
Interest and dividend income	285,595

Net investment income	3,615,437

Transfer of mOne assets from Ogilvy & Mather (Note 6)	744,125

Net additions	8,491,421

DEDUCTIONS:
Benefits paid to participants	1,441,440
Administrative expenses	9,995

Total deductions	1,451,435

INCREASE IN NET ASSETS	7,039,986

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	22,501,913

End of year	$29,541,899

See notes to financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE

YEAR ENDED DECEMBER 31, 2003.

1. DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General – The Plan was established effective as of January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan”. The Plan is a defined contribution plan sponsored by MindShare USA, Inc (the “Company”). The Plan covers substantially all employees of the Company who have attained age 18 and have one year of service. The retirement committee of the Company controls and manages the operation and administration of the Plan. American Express Trust Company serves as the trustee (“Trustee”) and custodian (“Custodian”) of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions – Each year, participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. The Company contributes 50 percent of the first six percent of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s retirement committee. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service for profit sharing contributions and three years of credited service for matching contributions. Forfeited balances of terminated participants are used to reduce future Company discretionary contributions. Total forfeitures for the years ended December 31, 2003 and 2002 were approximately $103,922 and $19,743, respectively. As of December 31, 2003 and 2002, no forfeitures were used to offset discretionary contributions.

Participant Loans – Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. Participant loans at December 31, 2003 and 2002 were $306,881 and $299,417, respectively.

Payment of Benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the Participant, or the Participant’s beneficiary.

Administrative Expenses – Administrative expenses of the Plan, are paid by either the Plan or the Company, as provided in the Plan Document.

Plan Termination – Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to the participants, and beneficiaries, in proportion to their respective account balances. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the Trustee based on the underlying publicly traded assets of the Plan. These investments aggregated $10,394,972 or approximately 37% of assets at December 31, 2003 and $8,109,014 or 39% of assets at December 31, 2002. Investment gains related to these investments were $615,456 for the year ended December 31, 2003. Participant loans are valued at the principal amount, which approximates market.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

Excess Contributions – The Plan is required to return contributions received during the plan year in excess of the IRC limits. As of December 31, 2003 and 2002, the Plan recorded a liability of $6,711 and $53,412, respectively. During 2003 and 2004, the amounts due to participants were refunded to participants as required.

Reclassifications – Certain prior year amounts have been reclassified to conform with current year presentation.

3. INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002
American Express Trust Income II Fund, 369,667.157 and 312,555.933 shares, respectively	$8,811,017	$7,172,846
PIMCO Total Return Fund, 442,754.856 and 437,000.674 shares, respectively	4,741,904	4,662,797
American Express Growth Fund 125,242.92 and 114,504.078 shares, respectively	3,109,782	2,350,769
WPP Stock Fund, 43,148.851 and 35,077.382 shares, respectively	2,265,272	1,421,651
American Century Income & Growth Fund, 68,999.027 and 55,886.748 shares, respectively	1,909,893	1,213,860
RS Emerging Growth Fund, 56,028.478 shares	1,574,400	—

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

2003
Common Collective Trust Fund – Income	$310,560
Common Collective Trust Fund – Equity	304,896
Mutual Funds – Growth	1,320,165
Mutual Funds – Value	593,713
Mutual Funds – Technology	58,234
Mutual Funds – Equity	213,553
WPP Stock Fund	528,721

Net appreciation of investments	$3,329,842

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$29,541,899	$22,501,913
Employer contribution receivable	(1,617,031)	(1,640,670)
Employee contribution receivable	—	(63,426)
Accrued investment income	(7,197)	(19,766)
Accrued administrative expenses	2,503	2,496
Excess contribution payable	6,711	53,412

Net assets available for benefits per Form 5500	$27,926,885	$20,833,959

5. RELATED PARTY TRANSACTIONS

Total party-in-interest investments (excluding the loan balance) amounted to $15,924,214 and $11,911,935 for the years then ended December 31, 2003 and 2002, respectively. The AET Emerging Growth II Fund, AET Equity Index II Fund, AET Income II Fund, and AET International Equity Index II Fund are sponsored by American Express Trust Company, who is the Trustee and Custodian of the Plan. The total investment for the funds sponsored by American Express Trust Company were $10,394,972 and $8,109,014 at December 31, 2003 and 2002, respectively, and these funds appreciated in value by $615,456 and $73,312 for the years ended December 31, 2003 and 2002, respectively. Total investments in American Express Funds, which are affiliated businesses of American Express Trust Company, were $3,263,971 and $2,381,270 at December 31, 2003 and 2002, respectively, and these funds appreciated and depreciated in value by $569,503 and $769,732 for the years ended December 31, 2003 and 2002, respectively. These investments include the American Express Global Technology Fund and the American Express Growth Fund. The Plan also provides participants the option to invest in the American Depositary Receipts of the WPP Group PLC, also a party-in-interest. The total investment for the WPP Stock Fund was $2,265,272 and $1,421,651 at December 31, 2003 and 2002, respectively, and these funds appreciated and depreciated in value by $528,721 and $660,442 for the years ended December 31, 2003 and 2002, respectively.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

Fees incurred by the Plan for the investment management services were $9,995 and $10,011 for the years ended December 31, 2003 and 2002, respectively.

6. TRANSFER OF mOne ASSETS

During the year ended December 31, 2003, certain participants of the Plan were transferred to mOne Worldwide LLC, a newly formed joint venture subsidiary of WPP Group PLC. On November 28, 2003, the Plan assets relating to these employees were transferred out of the Ogilvy

& Mather Profit-Sharing Retirement and 401(k) Plan, an affiliated plan, whose assets are held with the same Trustee, into this Plan.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Companies by a letter dated January 28, 2004 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

THE M PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value

	Common Collective Trust Funds
*	American Express Trust	Emerging Growth II Fund	*	*	$261,505
*	American Express Trust	Equity Index II Fund	*	*	1,219,891
*	American Express Trust	Income II Fund	*	*	8,811,017
*	American Express Trust	International Equity Index II Fund	*	*	102,559

	Total Common Collective Trust Funds:		*	*	10,394,972

	Mutual Funds
*	American Express	Global Technology Fund	*	*	154,189
*	American Express	Growth Fund	*	*	3,109,782
	American Century	Income & Growth Fund	*	*	1,909,893
	Artisan	Internation Investor Shares Fund	*	*	726,501
	Invesco	Telecommunciations Fund	*	*	159,940
	Janus	Adviser Aggressive Growth Fund	*	*	494,082
	Janus	Adviser Aggressive Worldwide Fund	*	*	813,316
	Merrill Lynch	Focus Value Fund	*	*	916,746
	Merrill Lynch	Global Value Fund	*	*	249,952
	PBHG	Select Equity Fund	*	*	108,633
	PIMCO	Total Return Fund	*	*	4,741,904
	RS	Emerging Growth Fund	*	*	1,574,400

	Total Mutual Funds:		*	*	14,959,338

	Participant Loans
*	Various Participants	Participant loans (maturing 2004 to 2009 at interest rates of 4.75% to 10.5%)	*	*	306,881

	WPP Stock Fund
*	WPP Common Stock	Stock Fund	*	*	2,265,272

	Total WPP Stock Fund:		*	*	2,265,272

	Cash		*	*	422

	TOTAL ASSETS (HELD AT END OF YEAR)		*	*	$27,926,885

*	Permitted party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Tim Cecere
	Name:	Tim Cecere
	Title:	Human Resources Director

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm